Exhibit C

VERADACE CAPITAL MANAGEMENT

November 7, 2025

Independent Board of Directors
Tiptree, Inc.
660 Steamboat Road
Greenwich, CT 06830

Dear Ms. Goldwasser, Mr. Friedman, Ms. Mielle, and Mr. Smith

Veradace Capital is a longtime shareholder of Tiptree, Inc. ("Tiptree", "TIPT") that currently owns ~1.4mm common shares or 3.7% of outstanding shares. Additionally, since the announcement of the Fortegra / DB Insurance transaction we have purchased options to purchase an additional ~489k shares. Our Schedule 13D is forthcoming. We first purchased shares in 2019, and for the following 6+ years we have made an effort to deeply understand Tiptree's value which, over that time, has almost entirely been Tiptree's ownership of Fortegra. We have also made many efforts to be good, long-term, thoughtful and collaborative partners.

We are incredibly frustrated and upset with the proposed outcome for Tiptree shareholders. The transaction undervalues Fortegra and enriches Tiptree management at the expense of Tiptree shareholders. The market sees it the same way. Tiptree's stock price has declined by 23% since the transaction announcement. **Asking Tiptree shareholders to suffer an $18.28 stock price while gross sale proceeds of Fortegra to Tiptree are $28.75 is unacceptable.[1] Only Tiptree management benefits from that $10+ per share discrepancy.** The stock price is trading at an even deeper discount when you take into account the value of Tiptree's assets outside of Fortegra, which will largely consist of cash following the sale of the mortgage business.

Since the acquisition announcement, we have had multiple conversations with Tiptree Chairman, Michael Barnes, to help understand this transaction and the extremely unfavorable outcome for shareholders. After the conversations with Michael, many things are still unclear. Specifically, we would like the independent directors to explain why:

- Tiptree management and the Chairman ignored our repeated offers to help backstop an IPO of Fortegra, when that could have been a more favorable result for Tiptree shareholders.
- Tiptree management did not structure the Fortegra transaction as a sale of Tiptree or in another tax-efficient manner, instead of as a sale of Fortegra shares, even when Tiptree

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[1] $18.28 stock price reflections the closing price on November 6, 2025. $28.75 in per share gross proceeds = gross proceeds to Tiptree after fees of $1.12bn / (37.8mm shares outstanding + 0.2mm RSUs + 0.9mm options).

must have already been planning to sell the mortgage business. Nor did Tiptree management appear to instruct a bank to explicitly run a process to explore a sale of Tiptree.

- This transaction is priced at such a significant discount to comparable companies on a multiple of net income.
- The proceeds from this transaction are not being returned, in whole, to shareholders.

Do independent directors believe this transaction will be approved by the majority of unaffiliated shareholders? If so, why is the threshold only a majority of votes when affiliates own more than 40% of shares? The board has a fiduciary responsibility to act in the best interests of all shareholders.

This transaction benefits Tiptree management, who are voting in favor of the deal and who will continue to collect compensation and advisory fees and have sole discretion in determining how to allocate nearly $1bn of our shareholder capital. This is a terrible outcome for Tiptree shareholders given the ~$400mm discrepancy between the proceeds received and the market value at Tiptree, and Fortegra's strong expected growth in book value and earnings, as outlined in the proxy and evidenced by Tiptree and Fortegra's Q3 2025 reported results. Moreover, the retention of significant cash may subject Tiptree to additional regulation under the Investment Company Act of 1940, and the short timeline and incentives to avoid such regulation could be further detrimental to shareholders.

As a follow-up, Veradace would like to speak with the independent directors via a call or virtual meeting as soon as possible over the next three days, and in any event no later than 11pm ET Sunday, November 9th, to discuss our concerns. We are open to speaking with independent directors as a group or individually, whichever is more expeditious. To be clear we are reserving all rights as shareholders and waving none.

Sincerely,

Alex Vezendan